UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                           MOBILE AMERICA CORPORATION
                                (Name of Issuer)

                       Voting Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    607235504
                                 (CUSIP Number)

                              Linda Y. Kelso, Esq.
                                200 Laura Street
                             Jacksonville, FL 32202
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Voluntary
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                -----------------------------------
   CUSIP No. 607235504                                 Page 2 of 9 Pages
-----------------------------                -----------------------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     R. Lee Smith
================================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

================================================================================
    3       SEC USE ONLY


================================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
================================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

================================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
================================================================================
                              7
        NUMBER OF                     SOLE VOTING POWER

          SHARES                          374,999

       BENEFICIALLY         ====================================================
                              8
         OWNED BY                    SHARED VOTING POWER

           EACH                               0

        REPORTING           ====================================================
                              9
          PERSON                     SOLE DISPOSITIVE POWER

           WITH                           374,999

                            ====================================================
                              10
                                     SHARED DISPOSITIVE POWER

                                              0
================================================================================
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     374,999

================================================================================
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |X|


================================================================================
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.17%

================================================================================
    14
            TYPE OF REPORTING PERSON*

                     IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------------                -----------------------------------
   CUSIP No. 607235504                                 Page 3 of 9 Pages
-----------------------------                -----------------------------------

================================================================================
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Allan J. McCorkle
================================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|

================================================================================
    3       SEC USE ONLY


================================================================================
    4       SOURCE OF FUNDS*

                     Not Applicable
===============================================================================
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            |_|


================================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
================================================================================
                              7
        NUMBER OF                     SOLE VOTING POWER

          SHARES                           22,200

       BENEFICIALLY         ====================================================
                              8
         OWNED BY                     SHARED VOTING POWER

           EACH                         2,953,666

        REPORTING           ====================================================
                              9
          PERSON                      SOLE DISPOSITIVE POWER

           WITH                            22,200

                            ====================================================
                              10
                                      SHARED DISPOSITIVE POWER

                                        2,953,666

================================================================================
    11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,051,866

================================================================================
    12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  |X|


================================================================================
    13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40.89%

================================================================================
    14
            TYPE OF REPORTING PERSON*

                     IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer
                  -------------------

                  This Statement relates to the voting Common Stock, par value $.025 per share ("Common Stock"), of Mobile America Corporation, a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is 10475 Fortune Parkway, Suite 110, Jacksonville, Florida.

Item 2.           Identity and Background
                  -----------------------

                  (a) This statement is filed on behalf of R. Lee Smith and Allan J. McCorkle.

                        R. Lee Smith disclaims beneficial ownership of the shares held by Allan J. McCorkle and his affiliates. Allan J. McCorkle disclaims beneficial ownership of the securities held by R. Lee Smith. See Item 5.

                  (b)   The business address of Allan J. McCorkle:

                        c/o Jones & McCorkle
                        6712 Atlantic Boulevard
                        Jacksonville, Florida

                        The business address of R. Lee Smith is:

                        1200 Riverplace Boulevard, Suite 902
                        Jacksonville, Florida

                  (c) The following sets forth for each of Allan J. McCorkle and R. Lee Smith his present principal occupation or employment, and the name, principal business and address of any corporation or organization in which such employment is conducted:


                            Principal                 Name, Address
                            Occupation                and Principal
                               and                     Business of
           Name             Employment                   Employer
           ----             ----------                -------------


    Allan J. McCorkle    Consultant*              c/o Jones & McCorkle
                                                  6712 Atlantic Boulevard
                                                  Jacksonville, Florida

    R. Lee Smith         Private investor and     1200 Riverplace Blvd.
                         real estate developer    Suite 902
                                                  Jacksonville, Florida

   *Mr. McCorkle is the retired President and Chief Executive Officer of the Issuer.

                  (d) During the last five years, neither R. Lee Smith nor Allan J. McCorkle has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither R. Lee Smith nor Allan J. McCorkle has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws except the Cease and Desist Order entered against Allan J. McCorkle and R. Lee Smith by the Securities and Exchange Commission on December 9, 1994 (the "Order") and described below:

                             The Order required McCorkle to permanently cease and desist from committing or causing any violation of, or any future violation of, Sections 13(g) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2, 16a-2 and 16a-3
                             promulgated thereunder, and required Smith and two other directors of Mobile America to permanently cease and desist from committing or causing any violation of, or any future violation of, Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2,
                             16a-2 and 16a-3 thereunder. McCorkle and Smith, without admitting or denying the allegations in the Commission's Order, consented to its entry. The Order found that McCorkle failed for more than fifteen years to file a Schedule 13G, filed late eleven amendments thereto, failed for more than twenty-one years to file a Form 3, and was late in filing twenty-two Forms 4 and one
                             Form 5 for up to approximately six years.
                             The Order found Smith failed for more than thirteen years to file a Schedule 13D, filed late five amendments thereto, failed for more than fifteen years to file a Form 3 and was late in filing nineteen Forms 4 and one
                             Form 5 for up to approximately thirteen years.

                  (f)   Smith and McCorkle are United States citizens.

Item 3.           Source and Amount of Funds or Other Considerations
                  --------------------------------------------------

                  Not Applicable.

Item 4.           Purpose of Transaction
                  ----------------------

                  On May 24, 1999, Mobile America Corporation (the "Company"), McCorkle and Smith entered into a Shareholder Agreement (the "Voting Agreement"). In the Voting Agreement, McCorkle and Smith agreed to vote all of the shares over which they then have voting power (except 24,701 shares contributed by McCorkle to the Kissaway County Charitable Trust) in favor of the following slate of directors: (i) Allan J. McCorkle, Thomas J. McCorkle and Holly J. McCorkle (the "Family Directors"), (ii) J. Michael Garrity, Thomas E. Perry, R. Lee Smith and Robert Thomas (the "Non-Family Directors") and (iii) Arthur L. Cahoon. In the event of a vacancy on the Board with respect to a Family Director, McCorkle and Smith agreed to vote for a director nominated by McCorkle, and in the event of a vacancy on the Board with respect to a Non-Family Director, McCorkle and Smith agreed to vote in favor of an individual nominated by the Non-Family Directors and Cahoon. In the event a new President and CEO is hired and elected as a director, McCorkle and Smith agreed to vote in favor of an additional nominee selected by McCorkle.

                  The Voting Agreement generally continues until, but not including, the 2002 Annual Meeting of the Company's shareholders. However, the Voting Agreement will terminate earlier on the happening of any of the following events: (i) the death of McCorkle, (ii) default by the Registrant under its Consulting Agreement or Director Indemnification Agreement with McCorkle after notice and opportunity to cure, (iii) the occurrence of a "material adverse change" as defined in the Voting Agreement or (iv) failure of the Company's Board to nominate as directors the Family Directors or Cahoon.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

            (a) - (b)   Information concerning the amount and percentage of
                        shares of Common Stock beneficially owned by each of the reporting persons as of July 1, 1999 without regard to the Voting Agreement is set forth below and is based upon the number of shares of Common Stock outstanding on July 1, 1999:

                        Sole           Shared                      Percentage of
                     Voting and      Voting and       Aggregate     Outstanding
   Reporting         Dispositive     Dispositive      Beneficial     Shares of
     Person            Power            Power         Ownership     Common Stock
   ---------         -----------     -----------      ----------   -------------

Allan J. McCorkle     22,200         2,953,666(1)    2,975,866(1)      40.89%
R. Lee Smith         374,999(2)           0            374,999(2)       5.17%

---------------

(1) Includes (i) 2,928,965 shares held by a family limited partnership controlled by McCorkle and (ii) 24,701 shares held by a charitable trust of which McCorkle is one of four trustees and as to which McCorkle disclaims beneficial ownership.
(2)  Includes 27,250 shares issuable under currently exercisable options.


                  (c)   Not Applicable.

                  (d)   Not Applicable.

                  (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
                  --------------------------------------------------------------

                  For a description of the contract of McCorkle and Smith with respect to the voting of securities over which they have voting power. See Item 4 above.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  Exhibit 1   Agreement to File Schedule 13D jointly.

                  Exhibit 2 Shareholder Agreement dated as of May 24, 1999 between Mobile America Corporation, Allan J. McCorkle and R. Lee Smith filed as
                              Exhibit 10(a) to the Form 10-K/A of Mobile
                              America Corporation filed July 9, 1999 and incorporated herein by reference.

                                    SIGNATURE


After reasonable inquiry and to the best of his/her or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  July 28, 1999



                                   /s/ Allan J. McCorkle
                                ------------------------------------------------
                                Allan J. McCorkle



                                   /s/ R. Lee Smith
                                ------------------------------------------------
                                  R. Lee Smith

                                  Schedule 13D
                           Mobile America Corporation

                                  Exhibit Index


Exhibit
--------

Exhibit 1 -    Agreement to file Schedule 13D jointly.

Exhibit 2 -    Shareholder Agreement dated as of May 24, 1999 between Mobile
               America Corporation, Allan J. McCorkle and R. Lee Smith filed as
               Exhibit 10(a) to the Form 10-K/A of Mobile America Corporation filed July 9, 1999 and incorporated herein by reference.

                                    EXHIBIT 1

                                    AGREEMENT

         AGREEMENT dated as of July 28, 1999 between Allan J. McCorkle and
R. Lee Smith.

         WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing.

         NOW, THEREFORE, the undersigned hereby agree as follows:

         2. The Schedule 13D with respect to Mobile America Corporation, to which this is attached as Exhibit 1, is filed on behalf of Allan J. McCorkle and
R. Lee Smith.

         3. Each of Allan J. McCorkle and R. Lee Smith is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.



                                   /s/ Allan J. McCorkle
                                ------------------------------------------------
                                Allan J. McCorkle



                                   /s/ R. Lee Smith
                                ------------------------------------------------
                                R. Lee Smith